UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VinFast Announces Updates to its Board of Directors

On April 25, 2024 VinFast Auto Ltd. (the “Company”) announced certain updates to its Board of Directors (“Board”). With effect from May 1, 2024:

•	Mr. Tham Chee Soon will be appointed to the Board as an independent director and a member of the Audit Committee and the Compensation Committee; and

•	Mr. Ngan Wan Sing Winston will resign from his service as an independent director of the Board and as a member of the Audit Committee.

Mr. Ngan’s decision was not as a result of any disagreement with the Company relating to its operations, policies or practices. The Company would like to thank Mr. Ngan for his dedicated service to the Company.

Following these updates, the Board will consist of six directors (including two independent directors) and the Audit Committee will consist of Mr. Ling Chung Yee Roy and Mr. Tham Chee Soon. Mr. Ling will continue to serve as the chairman of the Audit Committee.

This Form 6-K shall be deemed to be incorporated by registration statement on Form S-8 (File No. 333-278251) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: April 25, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director